Exhibit 12.1

Revel AC, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2012 (Unaudited)	February 7, 2011 (Date of Inception) to December 31, 2011

Add:

Pretax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(134,332,317)	$(122,587,853)

Fixed charges	68,267,014	113,690,323

Subtract:

Interest capitalized	(18,291,157)	(24,349,369)

Total Earnings	$(84,356,460)	$(33,246,899)

Interest expensed	$49,975,857	$89,340,954

Interest capitalized	18,291,157	24,349,369

Total Fixed Charges	$68,267,014	$113,690,323

Earnings to Fixed Charges(1)	—	—

Deficiency Amount	$(152,623,474)	$(146,937,222)

(1)	For the periods presented, earnings were insufficient to cover fixed charges by $152,623,474 and $146,937,222, respectively.